WILLIAM D. STERN

mrstern.weebly.com
wstern@lausd.net

5021 Butterfield Court
Culver City, CA 90230
310.838-2228

OBJECTIVE A full-time position teaching upper elementary students within LAUSD.

EDUCATION

CA Professional Clear Multiple Subject Teaching Credential #020070713: LAUSD Intern Program, June 1997

Baccalaureate with High Honors in Humanities/French: University of California at Berkeley; May 1990

Study Abroad: l'Université de Paul Valery, Montpellier, France; August 1987-June 1988

Diploma with honors in English/Science, Palisades High, Pacific Palisades, CA, June 1985

EXPERIENCE

4th & 5th Grade Teacher, Safety Chair and **Mentor Teacher** - Fairburn Elementary, 1403 Fairburn Ave., Los Angeles 90024
310.470-1344 September 2004--present

Plan and deliver instruction to students in self-contained and teamed classes across all curricula; plan and coordinate fifth grade culminating activities; differentiate instruction for GATE students and ELLs; collude and coordinate with resource specialist to address the needs of my students with IEPs and 504s; head and organize the school Safety Committee; serve as HEP adviser to staff; serve as lead science teacher to upper grade staff; coordinate annual American Heart Association fundraisers; advise administration on technology purchases; train teachers in technology. 10+ years mentoring UCLA science- and math-focused undergrads contemplating teaching careers.

4th & 5th Grade Teacher and **Technology Chair** - Glenfeliz Elementary, 3955 Glenfeliz Blvd., Los Angeles 90039
323.666-1431 October 1995-June 2004

Plan and deliver instruction to students in self-contained classes across all curricula, plan and coordinate fifth grade culminating activities; head and organize the school Safety Committee; research, install, and maintain equipment and software for our computer lab; organize and deliver teacher-training on software and hardware.

Teacher-Trainer, Subject Area Leadership Team   - LAUSD Local District E, 9/1999—6/2002
Design, coordinate and deliver teacher training in the integration of technology and math instruction.
Part of a select cadre of teachers whose skill at connecting math curriculum and technological tools for educators culminated in delivering trainings at the Los Angeles Convention Center.

Middle School Teacher - Webster Middle School, 11330 W. Graham Ave., Los Angeles 90064 310.478-2041
April 1994-September 1995
Long-term substitute assignments in Honors English/Social Science and Special Day Class Math/Science (SED) for grades 6 through 8.

SAT Tutor   - Ivy West Educational Services, Marina Del Rey, CA 12/1992-6/2002
Schedule and deliver SAT-verbal instruction to single and paired high-school students.

French tutor, freelance, Los Angeles – 20+ years of experience

SKILLS

Fluent in French; some Spanish and American Sign Language; Basic Java Programming and HTML; proficient in Apple Pages & Numbers, MS Office©; trained in Macintosh maintenance and troubleshooting; Windows© literate.

ADDITIONAL CREDENTIALS & TRAINING

CLAD Multicultural instruction credential; trained in various LAUSD & LACOE science & math programs, Jason JASON Project; conflict management; threat assessment; networking fundamentals; CERT trained; former member of Coast Guard Auxiliary (Specialty: Radio Ops); Earthwatch Fellow (July 2015); participant, intensive Math for Elementary Educators Institute (Teach the Teachers, Thatcher School, July 4-11, 2000)

PERSONAL INTERESTS

Competitive racquetball, drumming, mountain biking, inventing, international travel, fiction writing, science and mathematics, webmastery, environmental activism, herpetology, SCUBA diving.